Exhibit 4.1

DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

SeqLL Inc. (“we,” “us,” or “our company) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) our common stock and (ii) our publicly-traded warrants (the “Warrants”).

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the complete text of our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation, the Certificate of Designations, our Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Title 8 of the Delaware Code for additional information.

Our authorized capital stock consists of 80,000,000 shares of common stock, par value $0.00001 per share (our “common stock”), and 20,000,000 shares of undesignated preferred stock, par value $0.00001 per share.

Common Stock

Dividend Rights

Subject to the rights of any holders of any outstanding shares or series of preferred stock, holders of common stock are entitled to the payment of dividends when and as declared by our board of directors in accordance with applicable law and to receive other distributions.

Voting Rights

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL.

Liquidation Rights

Subject to the rights of any holders of any outstanding shares or series of preferred stock, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, our funds and assets, to the extent they may be legally distributed to holders of common stock, shall be distributed among the holders of the then outstanding common stock pro rata in accordance with the number of shares of common stock held by each such holder.

Other Rights and Preferences

All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no pre-emptive or other subscription rights.

Classification of the Board of Directors

Our Certificate of Incorporation divide our board of directors into three classes, as nearly equal in number as possible, with staggered three-year terms. Under our Certificate of Incorporation and our Bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even though less than a quorum of the board of directors.

Stock Exchange Listing

Our common stock is traded on the NASDAQ Capital Market under the symbol, “SQL.”

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and our Bylaws

Some provisions of Delaware law, our Certificate of Incorporation and our Bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL. Section 203 generally prohibits a publicly traded corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

●	the owner of 15% or more of the outstanding voting stock of the corporation;

●	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

●	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our Certificate of Incorporation and Bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 20,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our Bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our Certificate of Incorporation and Bylaws do not allow stockholders to act by written consent without a meeting.

Removal of Directors

Our Certificate of Incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Staggered Board

Our Certificate of Incorporation provides for a staggered board of directors whereby directors serve staggered three-year terms.

Stockholders Not Entitled to Cumulative Voting

Our Certificate of Incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Choice of Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware Statutory or Common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine. Our Certificate of Incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our amended and restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. This choice of forum provision has important consequences to our stockholders.

Amendment Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66⅔ of the total voting power of all of our outstanding voting stock.

The provisions of the DGCL, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

DESCRIPTION OF WARRANTS

The following summary of certain terms and provisions of the warrants we registered under Section 12 of the Exchange Act (the “Warrants”) is not complete and is subject to, and qualified in its entirety by the provisions of the Warrant Agency Agreement between the Warrant Agent (as defined below) and us and the form of warrant attached thereto, which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read the Warrant Agency Agreement and the form of Warrant attached as an exhibit thereto for additional information.

Exercisability

The Warrants are exercisable at any time up to August 31, 2026. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of common stock purchased upon such exercise. Each Warrant entitles the holder thereof to purchase one share of common stock. Warrants are not exercisable for a fraction of a share and may only be exercised into whole numbers of shares. In lieu of fractional shares, we will, pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price and round down to the nearest whole share. Unless otherwise specified in the Warrant, the holder will not have the right to exercise the Warrants, in whole or in part, if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the holder’s election) of the number of our shares of common stock outstanding immediately after giving effect to the exercise, as such percentage is determined in accordance with the terms of the Warrant. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Exercise Price

The exercise price per share of common stock purchasable upon exercise of the Warrants is $4.25 per share, and is subject to adjustments for stock splits, reclassifications, subdivisions, and other similar transactions. In addition to the exercise price per share of common stock, and other applicable charges and taxes are due and payable upon exercise.

Redemption

The Warrants are callable by us in certain circumstances. Subject to certain exceptions, if, after September 30, 2022, (i) the volume weighted average price of our common stock for 10 consecutive trading days (the “Measurement Period”), which Measurement Period commences after 13 months from the date hereof, exceeds 300% of the exercise price (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and similar transactions after the initial exercise date), (ii) the average daily trading volume of our common stock for such Measurement Period exceeds $1,000,000 per trading day, and (iii) the warrant holder is not in possession of any information that constitutes or might constitute, material non-public information which was provided by us, and subject to the beneficial ownership limitation described above, then we may, within one trading day of the end of such Measurement Period, upon notice to the holders of the Warrants (a “Call Notice”), call for cancellation of all or any portion of the Warrants for which a notice of exercise has not yet been delivered, or a Call, for consideration equal to $0.001 per warrant share. Any portion of a Warrant subject to such Call Notice for which a notice of exercise shall not have been received by us on the Call Date will be cancelled at 6:30 p.m. (New York City time) on the thirtieth day after the date the Call Notice is received by the holder (such date and time, the “Call Date”). Our right to call the Warrants will be exercised with respect to all of the then issued and outstanding Warrants.

Warrant Agent

The Warrants were issued in registered form under a warrant agency agreement between VSTOCK Transfer LLC, as warrant agent (the “Warrant Agent”), and us. The Warrant Agent’s address is 18 Lafayette Place, Woodmere, NY 11598 and its telephone number is (212) 828-8436.

Stock Exchange Listing

The Warrants traded on the NASDAQ Capital Market under the symbol, “SQLW.”

Rights as a Shareholder

Except by virtue of such holder’s ownership of our common stock, the holder of Warrants does not have rights or privileges of a shareholder, including any voting rights, until the holder exercises such Warrant.

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